UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Johnson Outdoors, Inc.
(Name of Issuer)

Class A Common Stock, par value $.05 per share
(Title of Class of Securities)

479167108
(CUSIP Number)

ABBE L. DIENSTAG, ESQ.
KRAMER, LEVIN, NAFTALIS & FRANKEL LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240. 13d-1(e), 240. 13d-1(f) or 240. 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.1 3d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 62543105	Page of Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN LIMITED PARTNERSHIP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 185,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 185,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 62543105	Page of Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN FINANCIAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 154,200
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 154,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 62543105	Page of Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN LIMITED PARTNERSHIP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 120,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 120,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 62543105	Page of Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN ASSOCIATES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON* OO

____________________________
*See Item 5.

SCHEDULE 13D

CUSIP No. 62543105	Page of Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN HOLDINGS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON* CO

____________________________
*See Item 5.

SCHEDULE 13D

CUSIP No. 62543105	Page of Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN ASSOCIATES III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON* OO

____________________________
*See Item 5.

SCHEDULE 13D

CUSIP No. 62543105	Page of Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN HOLDINGS CORP. III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON* CO

____________________________
*See Item 5.

SCHEDULE 13D

CUSIP No. 62543105	Page of Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DONALD T. NETTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 460,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

Item 1.   Security and Issuer.

This Statement on Schedule 13D relates to the Class A Common Stock, par value $.05 per share (the “Class A Common Stock”), of Johnson Outdoors, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 555 Main Street, Racine, Wisconsin 54303-1015.

Item 2.   Identity and Background.

(a) This statement is filed by:

(i)	Dolphin Limited Partnership I, L.P., a Delaware limited partnership (“Dolphin”);

(ii)	Dolphin Financial Partners, L.L.C., a Delaware limited liability company (“Dolphin Financial Partners”);

(iii)	Dolphin Limited Partnership III, L.P., a Delaware limited partnership (“Dolphin III”);

(iv)	Dolphin Associates, LLC, a Delaware limited liability company (“Dolphin Associates”), which serves as the general partner of Dolphin I;

(v)	Dolphin Holdings Corp., a Delaware corporation (“Dolphin Holdings”), which serves as the managing member of Dolphin Associates;

(vi)	Dolphin Associates III, LLC, a Delaware limited liability company (“Dolphin Associates III”), which serves as the general partner of Dolphin III;

(vii)	Dolphin Holdings Corp. III, a Delaware corporation (“Dolphin Holdings III”), which serves as the managing member of Dolphin Associates III; and

(viii)
Donald T. Netter (“Mr. Netter”), who is Manager of Dolphin Financial Partners and Chief Executive Officer, President and Senior Managing Director of each of Dolphin Holdings and Dolphin Holdings III.  By virtue of his positions with Dolphin Financial Partners, Dolphin Holdings and Dolphin Holdings III, Mr. Netter has the sole power to vote and dispose of the shares of Class A Common Stock owned by Dolphin Financial Partners, Dolphin I and Dolphin III.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Dolphin I, Dolphin Financial Partners, Dolphin Associates, Dolphin Holdings and Mr. Netter is 96 Cummings Point Road, Stamford, Connecticut 06902.  The officers and directors of Dolphin Holdings and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

The address of the principal office of each of Dolphin III, Dolphin Associates III and Dolphin Holdings III is 156 W 56th Street, Suite 1203, New York, New York 10019.  The officers and directors of Dolphin Holdings III and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.

(c)           The principal business of each of Dolphin I, Dolphin Financial Partners, Dolphin III, Dolphin Associates and Dolphin Associates III is advising on the investment of corporate securities.  The principal business of each of Dolphin Holdings and Dolphin Holdings III is managing partnership entities that advise on the investment of corporate securities.  The principal occupation of Mr. Netter is Manager of Dolphin Financial Partners and Chief Executive Officer, President and Senior Managing Director of each of Dolphin Holdings and Dolphin Holdings III.

(d)-(e)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Netter is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

The shares of Class A Common Stock (the “Shares”) purchased by Dolphin I, Dolphin Financial Partners and Dolphin III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 460,700 Shares beneficially owned in the aggregate by Dolphin I, Dolphin Financial Partners and Dolphin III is approximately $7,834,529, including brokerage commissions.

Item 4.   Purpose of Transaction.

The Reporting Persons have purchased the Shares for investment purposes. The Reporting Persons have been long term shareholders of the Issuer.  During the period in which the Reporting Persons have owned the Shares, representatives of the Reporting Persons have had numerous, significant interactions with the members of senior management and the board of directors of the Issuer.  Depending on future events, the Reporting Persons may or may not have further interactions with senior management and the board of directors.

The Reporting Persons recognize that the Issuer is relatively unlevered.  The Reporting Persons appreciate the challenges of the current business environment and support the  recent necessary and difficult actions taken by senior management to rationalize the cost structure of the Issuer and promote the future financial success of the Issuer, for the benefit of all of its constituents.

The Reporting Persons may acquire additional shares of Class A Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Class A Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of Class A Common Stock reported owned by each person named herein is based upon 8,066,965 shares of Class A Common Stock outstanding on April 24, 2009, which is the total number of shares of Class A Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2009.

As of the date hereof, the Reporting Persons collectively own an aggregate of 460,700 Shares, constituting approximately 5.71% of the Shares outstanding.

As of the date hereof, Dolphin I beneficially owns 185,800 Shares, constituting 2.30% of the Class A Common Stock outstanding.  As the general partner of Dolphin I, Dolphin Associates may be deemed to beneficially own the 185,800 Shares owned by Dolphin I, constituting 2.30% of the Class A Common Stock outstanding.  As the managing member of Dolphin Associates, which in turn is the general partner of Dolphin I, Dolphin Holdings may be deemed to beneficially own the 185,800 Shares owned by Dolphin I, constituting 2.30% of the Class A Common Stock outstanding.  As the Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings, which is the managing member of Dolphin Associates, which in turn is the general partner of Dolphin I, Mr. Netter may be deemed to beneficially own the 185,800 Shares owned by Dolphin I, constituting 2.30% of the Class A Common Stock outstanding.

As of the date hereof, Dolphin III owns 120,700 Shares, constituting approximately 1.48% of the Class A Common Stock outstanding.  As the general partner of Dolphin III, Dolphin Associates III may be deemed to beneficially own the 120,700 Shares owned by Dolphin III, constituting approximately 1.48% of the Class A Common Stock outstanding.  As the managing member of Dolphin Associates III, which in turn is the general partner of Dolphin III, Dolphin Holdings III may be deemed to beneficially own the 120,700 Shares owned by Dolphin III, constituting approximately 1.48% of the Class A Common Stock outstanding.  As the Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings III, which is the managing member of Dolphin Associates III, which in turn is the general partner of Dolphin III, Mr. Netter may be deemed to beneficially own the 120,700 Shares owned by Dolphin III, constituting approximately 1.48% of the Class A Common Stock outstanding.

As of the date hereof, Dolphin Financial Partners owns 154,200 Shares, constituting 1.91% of the Class A Common Stock outstanding.  As the Manager of Dolphin Financial Partners, Mr. Netter may be deemed to beneficially own the 154,200 Shares owned by Dolphin Financial Partners, constituting 1.91% of the Class A Common Stock outstanding.

Mr. Netter does not directly own any Shares.  Each of Dolphin I, Dolphin Financial Partners, Dolphin III, Dolphin Associates, Dolphin Holdings, Dolphin Associates III, Dolphin Holdings III and Mr. Netter, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the Shares beneficially owned by the other members of the group.  Each of Dolphin I, Dolphin Financial Partners, Dolphin III, Dolphin Associates, Dolphin Holdings, Dolphin Associates III, Dolphin Holdings III and Mr. Netter disclaims beneficial ownership of the Shares owned in the aggregate by the other members of the group, except to the extent of its or his pecuniary interest therein.

(b)           By virtue of his position with Dolphin Holdings, Dolphin Holdings III and Dolphin Financial Partners, Mr. Netter has the sole power to vote and dispose of the Shares beneficially owned by Dolphin I, Dolphin III and Dolphin Financial Partners.

(c)           Except for the transactions set forth on Schedule A to this Statement on Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Common Stock in the past sixty days.  All such purchases were effected in the open market.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 29, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

99.1	Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2009	DOLPHIN LIMITED PARTNERSHIP I, L.P.

	By:	Dolphin Associates, LLC
General Partner

	By:	Dolphin Holdings Corp.
Managing Member

	By:	/s/ Donald T. Netter
Donald T. Netter
Chairman, Chief Executive Officer, President and Senior Managing Director

DOLPHIN LIMITED PARTNERSHIP III, L.P.

	By:	Dolphin Associates III, LLC
General Partner

	By:	Dolphin Holdings Corp. III
Managing Member

	By:	/s/ Justin A. Orlando
Justin A. Orlando
Vice President, Managing Director

DOLPHIN FINANCIAL PARTNERS, L.L.C.

	By:	/s/ Donald T. Netter
Donald T. Netter
Manager

DOLPHIN ASSOCIATES, LLC

	By:	Dolphin Holdings Corp.
Managing Member

	By:	/s/ Donald T. Netter
Donald T. Netter
Chairman, Chief Executive Officer, President and Senior Managing Director

DOLPHIN ASSOCIATES III, LLC

	By:	Dolphin Holdings Corp. III
Managing Member

	By:	/s/ Justin A. Orlando
Justin A. Orlando
Vice President and Managing Director

DOLPHIN HOLDINGS CORP.

By:	/s/ Donald T. Netter
Donald T. Netter
Chairman, Chief Executive Officer, President and Senior Managing Director

DOLPHIN HOLDINGS CORP. III

By:	/s/ Justin A. Orlando
Justin A. Orlando
Vice President and Managing Director

/s/ Donald T. Netter
DONALD T. NETTER

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

DOLPHIN LIMITED PARTNERSHIP I, L.P.
None

DOLPHIN FINANCIAL PARTNERS, L.L.C.
None

DOLPHIN LIMITED PARTNERSHIP III, L.P.

Class A Common Stock	1,300	5.0254	4/06/2009
Class A Common Stock	200	6.2500	4/27/2009
Class A Common Stock	500	6.1700	4/28/2009
Class A Common Stock	60,000	5.0000	5/22/2009
Class A Common Stock	1,000	6.0170	5/28/2009

DOLPHIN ASSOCIATES, LLC
None

DOLPHIN HOLDINGS CORP.
None

DOLPHIN ASSOCIATES III, LLC
None

DOLPHIN HOLDINGS CORP. III
None

DONALD T. NETTER
None

SCHEDULE B

Directors and Officers of Dolphin Holdings Corp.

Name and Position	Principal Occupation	Principal Business Address
Donald T. Netter Chairman, Chief Executive Officer, President and Senior Managing Director	Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings Corp. and Dolphin Holdings Corp. III. Manager of Dolphin Financial Partners, L.L.C.	96 Cummings Point Road Stamford, Connecticut 06902

Theodore A. DeBlanco Managing Director and Senior Vice President	Managing Director and Senior Vice President of Dolphin Holdings Corp.	96 Cummings Point Road Stamford, Connecticut 06902

SCHEDULE C

Directors and Officers of Dolphin Holdings Corp. III

Name and Position	Principal Occupation	Principal Business Address
Donald T. Netter Chief Executive Officer, President and Senior Managing Director	Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings Corp. and Dolphin Holdings Corp. III. Manager of Dolphin Financial Partners, L.L.C.	96 Cummings Point Road Stamford, Connecticut 06902

Justin A. Orlando Vice President, Managing Director and Secretary	Vice President, Managing Director and Secretary of Dolphin Holdings Corp. III	156 West 56th Street Suite 1203 New York, New York 10019